Executive Chair’s Lette Dear fellow shareholders 2025 in review Sharpening the Groupˇs business model Business highlights Global Tech & Platforms AI: a structural advantage, ready to scale globally€ Sustainability: profit with purpose The broader context Looking ahead to our 2026-2028 targets Closing Chief Executive Officer’s Lette 2025 result Shareholder valu About u Sustainabilit Our strateg Santander in figure In the moments that matter  receiving a salary, buying a home, saving for the future, starting a business, responding to fraud  people are not thinking about ˘bankingˇ as a product. They are looking for confidence: things that work, money that is safe, products and services that are fair, and personal help thatˇs there when needed. Thatˇs why, at Santander, we aspire that all we do is Simple, Personal and Fair. In 2025, more people and businesses chose Santander because we are turning these words into reality. We helped our 180 million customers make their lives simpler, safer and more predictable. That is the clearest explanation of our performance. Dear fellow shareholders, EXECUTIVE CHAIRˇS LETTER Customers stayed with us  and more joined. They used us more. They trusted us more. And when customers choose you for the right reasons, shareholders benefit from resilient growth, attractive returns and sustainable value creation. 2025 also marked the completion of the strategic cycle that began in 2023. Over this period, we have reshaped Santander into a simpler, stronger and more predictable bank  one that delivers consistently through the cycle, while investing for future growth. We have almost tripled our profits since 2014, strengthened our capital base, and distributed more than ¬36 billion through cash dividends and share buybacks. That progress is not the result of one favourable year or one single initiative. It is the result of a clear vision and consistent choices: focus relentlessly on the customer; run the bank with discipline; build a global team; and invest in technology, data and talent to build a platform that scales. This letter explains how we delivered in 2025; how we sharpened the Group through decisive capital allocation; how we are leveraging our economies of scale through ONE Transformation and Artificial Intelligence (AI) to build a structural competitive advantage; and how our strategy positions us to create value in a changing world. Total customers 180 mn +13% vs. 2022 Total revenue 62 bn +20% vs. 2022 180mn 62bn 2022 2025 120 140 160 180 2022 2025 30 40 50 60 160mn 52bn Filed by Banco Santander, S.A. Pursuant to Rule€425€under the€Securities Act of 1933 Subject Company: Webster Financial Corporation Commission File No.: 001-31486

2025 in review: strength built on trust Financial results In 2025, attributable profit reached ¬14.1 billion, up 16% vs. 2024 in constant euros. Return on tangible equity was 16.3% (post-AT1), delivered in a less favourable interest rate environment than we expected at the beginning of the year. Earnings per share grew 17%. Total income reached ¬62.4 billion. We grew customers and revenue. Fees continued to grow, reflecting deeper customer relationships across payments, wealth, advisory and insurance. Net interest income was resilient, supported by our diversified footprint and focus on value-added products and pricing discipline. At the same time, ONE Transformation improved efficiency. Operating expenses declined in real terms and our efficiency ratio improved to 41.2%. This improvement is not about cost-cutting for its own sake. It is about a new and common operational model, based on simplification  reducing product complexity, digitalizing and standardising processes, and eliminating duplication across markets and functions. Credit quality remains robust. Cost of risk was 1.15%, in line with guidance, supported by prudent underwriting, portfolio diversification and early risk detection. The NPL ratio improved to 2.91%, and coverage increased to 66%. Our loan-loss reserves stood at ¬22.9 billion, reinforcing resilience. Pre-provision profit remains around three times provisions  a strong buffer that underpins confidence in todayˇs volatile world. Capital strength remains a defining feature of Santander. Our CET1 ratio closed the year at 13.5%, above our operating range. This provides both stability and flexibility  to grow, to invest and to return capital. The key measure of value creation  tangible net asset value plus dividend per share  grew 14% in 2025. The cash dividend per share paid in 2025 increased 15% to ¬0.225. This is disciplined compounding: strong profitability, improving efficiency, prudent risk, resilient capital, and consistent distributions. All the above are the financial outcomes, but itˇs all about customer behaviour. Customers are choosing Santander because we are delivering better experiences with more reliability: clearer offers, faster journeys and more consistent service across channels. More customers are relying on Santander as a bank they can trust. If there is a simple message from 2025, it is this: delivering trust  through customer outcomes, operational reliability and financial strength  is the most durable strategy in banking. It is what creates deeper relationships with our customers and sustainable value for shareholders. Profit ¬14.1 bn +16% vs. 20241 CET1 13.5 Earnings per share growth +17 YoY TNAVps + Cash dividend per share +14 vs. 2024 Cost of risk 1.15 RoTE (post-AT1) 16.3 Total income ¬62.4 bn Executive Chair’s Lette Dear fellow shareholders 2025 in review Sharpening the Groupˇs business model Business highlights Global Tech & Platforms AI: a structural advantage, ready to scale globally€ Sustainability: profit with purpose The broader context Looking ahead to our 2026-2028 targets Closing Chief Executive Officer’s Lette 2025 result Shareholder valu About u Sustainabilit Our strateg Santander in figure Efficiency 41.2 -460bps vs. 2022 2022 2025 40 42 44 46% 45.8% 41.2%

These structural changes matter because they reduce uncertainty  which is a cornerstone for assessing what ultimately drives the valuation of a bank over time. However, it is equally important to highlight what has not changed: our strategy. We aim to be the best open global financial services platform, so we can help people and businesses to prosper while making all we do Simple, Personal and Fair. Second, we are scaling global technology platforms. This is the heart of ONE Transformation. Scale in banking is not only balance sheet scale; it is operational scale  the ability to build once and deploy across markets, improving time-to-market, cost-to-serve and customer satisfaction. Third, our earnings mix is improving in quality and predictability. We continue to strengthen fee-generating and capital-light businesses, deepen customer primacy, and increase hard-currency exposure  all of which supports lower volatility and a lower structural cost of equity over time. Fourth, our capital position creates optionality. We can invest, execute selective bolt-on acquisitions where returns exceed buybacks, and still maintain a sustainable distribution profile. Global tech platforms Earnings mix What is structurally different today than three years ago Capital position Operating model First, our operating model is simpler and shared across the Group. We have reduced complexity  fewer products, more common processes, and more automation  which improves reliability for customers and reduces unit costs, giving us a competitive advantage on efficiency and improving returns for shareholders. It is useful to highlight what has changed structurally, because it explains why we believe our performance is increasingly durable through the cycle.

Santander, an open global financial services platform

Our Aim
To be the best open financial services platform

Our Purpose
To help people and businesses prosper

Our How
Everything we do should be Simple, Personal and Fair

Our business model

Global businesses & Network businesses

Scale

- In-market and global

180mn Customers

1.3trn/year Total transactions

Across CIB, Wealth, Payments Europe and Americas Network businesses

Customer focus

- Digital bank with branches

7,124 Branches

248 WorkCafés

Diversification

- By country
- By business
- By balance sheet[1]



Loan book
Europe
40%
LatAm
20%
US
15%
UK
25%
20%
Soft currencies
80%
Hard currencies

Data as of 2025 unless otherwise stated.

1. Grupo Santander 2025 pro-forma excluding Poland, including Webster + TSB. Loan book distributions based on the operating areas excluding the Corporate Centre. LatAm including Rest of the Group. Soft currencies: MXN, BRL, CLP, ARS and rest of LatAm currencies. Hard currencies: EUR, USD, GBP and rest of European currencies. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.

Top Team, new ways of working and governance at the core

In 2025, we made strong progress in strengthening Santander's leadership skills and a strong, shared culture. We have the most cohesive, diverse (by background, experience and gender) and culturally aligned top team we have ever had – a key enabler of faster transformation and stronger collective performance.

In 2025, we extended across the Group a new way of working, based on domains: multidisciplinary teams with end-to-end responsibility for a value stream. These teams bring together the capabilities required to operate autonomously – including business, technology and operations across different Group units – and are designed to accelerate delivery while strengthening accountability.

The objective is simple: build products and journeys that customers love, delivered in a simpler, more agile and more cost-effective way.

To attract and retain tech-savvy talent, we are focused on three things.

- **Impact:** giving people the opportunity to work on meaningful, large-scale projects and capabilities that shape the Group's platforms and directly improve customer outcomes.
- **Leadership and teams:** building cohesive, high-performing teams with strong cultural alignment, where managers are selected and developed for collaboration, accountability, and delivery.
- **Tools and autonomy:** equipping teams with modern engineering and AI toolkits, clear standards and governance, and the autonomy to execute end-to-end within domains.

This combination – purpose, people, and empowerment – is how we become a destination for top technology leaders and a faster, more scalable bank.

We have set clear cultural priorities that are shaping our leadership model. For instance, we launched the 'Role of the Manager' framework for our 27,000 managers, built on three principles: Deliver, Develop and Transform.

Our colleagues remain the foundation of our success. We continue to strengthen employee engagement across the Group. This year's Your Voice survey achieved a participation rate of around 80%, reflecting our people's commitment to shaping our culture. The overall engagement score reached 8.5, above the finance benchmark (8.2). Thanks to our team's commitment and customer focus, our employee Net Promoter Score stood at 61, placing us in the top 5% of the financial sector.

Employee Engagement

Top 5%

of the financial sector
eNPS 61 (ranges from -100 to 100)

Our culture is reinforced by robust governance – through a strong Board and close, consistent engagement with investors.

Two thirds of our Board are independent members. They bring deep experience and knowledge of our core markets, supporting strategic discipline, strong risk oversight and a sustained focus on shareholder value creation. Board refreshment is essential to maintain this strength. Deborah Vieitas, current independent Chair of Santander Brasil, is being proposed to our Annual General Meeting (AGM) as a new Group Director. She brings a strong track record in the financial industry and deep understanding of the Brazilian market.

I want to thank Homaira Akbari, who will step down after this year's AGM, for her dedication and invaluable contribution to Santander over the last nine years. Homaira has served as a Director during a period of significant growth and transformation for the Group.

Engagement with our shareholders remains a cornerstone of our governance. We continue to focus on increasing our already high levels of shareholder participation in our AGM. This year, we will again use a fully virtual format, building on the success of the 2025 AGM, where shareholder participation and support for the proposals presented were among the highest in our history.

1. Executive Chair's Letter
Dear fellow shareholders
2025 in review
• Sharpening the Group's business model
Business highlights
Global Tech & Platforms
AI: a structural advantage, ready to scale globally
Sustainability: profit with purpose
The broader context
Looking ahead to our 2026-2028 targets
Closing
2. Chief Executive Officer's Letter
3. 2025 results
4. Shareholder value
5. About us
6. Sustainability
7. Our strategy
8. Santander in figures

Sharpening the Group's business model: capital discipline in action

2025 was also a year of strategic decisions to optimize Santander's footprint, improve the quality of earnings and strengthen the Group's networks effects and long-term value creation capacity.

The sale of Santander Bank Polska: crystallizing value and increasing optionality

We sold Santander Bank Polska at an attractive valuation. It was a strong business with a high-quality franchise and strong local execution. Our strategy is clear: operate at scale in core markets, capture network effects through shared platforms and businesses, and allocate capital where we have the best path to sustainable profitability and growth.

The Poland transaction did three important things:

- **First, it crystallized value.** We realized an attractive valuation and released capital that could be redeployed more productively.
- **Second, it increased capital optionality.** In banking, optionality matters. It allows you to invest through the cycle, act decisively when opportunities arise, and still return capital sustainably to shareholders. The sale strengthened that flexibility.
- **Third, it improved the earnings mix.** Poland's contribution was valuable, but our strategic goal is not simply to own good businesses; it is to own the businesses where Santander can be the best owner – where scale, platforms and network effects reinforce returns and resilience.

Capital discipline is not about doing more. It is about doing what creates the most sustainable value.

Capital discipline is not about doing more. It is about doing what creates the most sustainable value.

Bolt-on acquisitions aligned with our capital hierarchy: TSB and Webster

Following the sale of Poland, we announced two bolt-on acquisitions aligned with our capital hierarchy: TSB in the UK and Webster in the US.

We are very clear about our capital hierarchy. We prioritize profitable organic growth, maintain our ordinary payout policy of around 50% of our profit, and allocate excess capital to the most value-accretive opportunities – including selective M&A when returns exceed those from buybacks and strengthen our strategic position. The acquisitions of TSB and Webster meet those tests.

Importantly, these transactions are not 'growth for growth's sake'. They strengthen two important franchises in our network, improve our funding and deposit mix, create meaningful cost and revenue synergies, and accelerate profitability improvements in both markets. At announcement, the expected returns on invested capital were materially above the return from share buybacks – by around 6 percentage points – demonstrating the rationale behind the decision.

TSB Strengthening the UK franchise with a deposit-rich, low-risk bank TSB strengthens our UK franchise, moving us into the top 3 in retail personal current accounts and the top 5 in mortgages. The opportunity in TSB is clear: a strong mortgage and deposit base, lower-risk balance sheet characteristics, and significant scope to improve cost efficiency. The integration will allow us to improve funding, scale operations, and apply our operating model to deliver better customer experience at lower unit cost. This is precisely the combination that generates operating leverage  and operating leverage is the engine of sustainable value creation. We expect Santander UK RoTE post-AT1 to reach 16% by 2028, from 10% in 2025. This target is grounded in a clear plan: integration discipline, delivery of cost synergies over a two-to-three-year period, and the application of our platform approach to improve service and efficiency. How we will execute: Customer service continuity first: no disruption to everyday banking and service reliability during migration and systems integration. Standardize and simplify: reduce duplication of products and processes; integrate back-office and control functions; move to common platforms where appropriate. Capture cost synergies with discipline: align procurement, operations, technology, and corporate functions; use automation and shared services where it improves quality and reduces unit cost. Strengthen primacy of our customers: use the combined franchise to deepen relationships, improve deposit mix, and support a stronger funding profile. Webster Accelerating the US transformation and strengthening a core market Webster accelerates our transformation in the US  the largest and most profitable banking market globally, with deep capital markets and around half of global banking profits. We have been operating and investing in the US for almost two decades, and the market is strategically essential for Santander. Webster creates a top 5 deposit franchise in the Northeast, a region with a GDP comparable in size to the UK. It strengthens our funding profile, enhances our ability to grow profitably, and brings a strong cultural fit with a high-quality management team with a proven track record of integration and value creation. We expect Santander US RoTE to reach 18% by 2028, amongst the most profitable banks in the US and compared to our organic plan of 15% by 2028 and vs. 10% in 2025. We will integrate effectively, apply our operating model, strengthen profitability through scale and deliver synergies while maintaining disciplined risk management. How we will execute: Funding and deposits as a priority: the primary strategic value is a stronger deposit franchise and better funding stability; this supports profitable growth and reduces reliance on more expensive wholesale funding. Scale and platform leverage: apply common processes, modern data and analytics, and shared capabilities (risk, fraud, operations) to reduce unit costs and improve customer outcomes. Customer connectivity: connect capabilities across Commercial, Wealth, Payment Solutions and CIB to strengthen relationships  particularly for SMEs and corporates operating across borders. Prudence in credit: maintain underwriting discipline; integrate risk governance and portfolio monitoring early, with clear accountability.

TSB Strengthening the UK franchise with a deposit-rich, low-risk bank TSB strengthens our UK franchise, moving us into the top 3 in retail personal current accounts and the top 5 in mortgages. The opportunity in TSB is clear: a strong mortgage and deposit base, lower-risk balance sheet characteristics, and significant scope to improve cost efficiency. The integration will allow us to improve funding, scale operations, and apply our operating model to deliver better customer experience at lower unit cost. This is precisely the combination that generates operating leverage  and operating leverage is the engine of sustainable value creation. We expect Santander UK RoTE post-AT1 to reach 16% by 2028, from 10% in 2025. This target is grounded in a clear plan: integration discipline, delivery of cost synergies over a two-to-three-year period, and the application of our platform approach to improve service and efficiency. How we will execute: Customer service continuity first: no disruption to everyday banking and service reliability during migration and systems integration. Standardize and simplify: reduce duplication of products and processes; integrate back-office and control functions; move to common platforms where appropriate. Capture cost synergies with discipline: align procurement, operations, technology, and corporate functions; use automation and shared services where it improves quality and reduces unit cost. Strengthen primacy of our customers: use the combined franchise to deepen relationships, improve deposit mix, and support a stronger funding profile. Webster Accelerating the US transformation and strengthening a core market Webster accelerates our transformation in the US  the largest and most profitable banking market globally, with deep capital markets and around half of global banking profits. We have been operating and investing in the US for almost two decades, and the market is strategically essential for Santander. Webster creates a top 5 deposit franchise in the Northeast, a region with a GDP comparable in size to the UK. It strengthens our funding profile, enhances our ability to grow profitably, and brings a strong cultural fit with a high-quality management team with a proven track record of integration and value creation. We expect Santander US RoTE to reach 18% by 2028, amongst the most profitable banks in the US and compared to our organic plan of 15% by 2028 and vs. 10% in 2025. We will integrate effectively, apply our operating model, strengthen profitability through scale and deliver synergies while maintaining disciplined risk management. How we will execute: Funding and deposits as a priority: the primary strategic value is a stronger deposit franchise and better funding stability; this supports profitable growth and reduces reliance on more expensive wholesale funding. Scale and platform leverage: apply common processes, modern data and analytics, and shared capabilities (risk, fraud, operations) to reduce unit costs and improve customer outcomes. Customer connectivity: connect capabilities across Commercial, Wealth, Payment Solutions and CIB to strengthen relationships  particularly for SMEs and corporates operating across borders. Prudence in credit: maintain underwriting discipline; integrate risk governance and portfolio monitoring early, with clear accountability. Together, TSB and Webster are expected to add more than ¬2 billion of incremental profit and accelerate our path toward over 20% RoTE by 2028. The net impact of the sale of Poland and the acquisitions  after synergies  is expected to translate into around 9% profit growth post-synergies over a two-to-three-year horizon. Just as important, these moves improve the quality and predictability of our earnings. Following Polandˇs sale and the addition of TSB and Webster, approximately 80% of our loan book will be in hard currencies. This reduces volatility and supports a lower structural cost of equity over time. Post TSB and Webster, all core markets are expected to deliver over 15% RoTE by 2028, with around 65% of our profit€before tax (Operating PBT)€generated in hard currency. Capital discipline powers our ambition. It is why we can invest in transformation and AI, strengthen franchises in core markets, and continue to increase sustainable shareholder returns. The combined impact: a stronger Group TSB Webster ~65% of profit before tax in hard currency by 2028 Higher quality and predictability of earnings Lower volatility and structural cost of equity€

At our 2023 Investor Day, we outlined a new era of value creation for Santander. Since then, we have delivered average annual shareholder value creation  defined as growth in tangible book value per share plus dividends  of 14%, outperforming our global peers. The market has recognized this ability to compound capital and distributions: our share price has risen to ¬10.65, and we have delivered a total shareholder return 236%, including the reinvestment of dividends. Santander share performance 300¬ 250 200 150 100 50 January 09, 2015 At market close on February 24, 2026 Value of Santanderˇs shares Initial investment 100¬ 196% Shareholder total return 10% CAGR2 296¬ Price adjusted for corporate actions over the period. Initial price adjusted to €5.55 as per detailed in Bloomberg. Assuming dividend reinvestment over the period. Total cash dividend includes the final cash dividend against 2025 results of €12.5 cents per share (estimated) Taking a step back, the benefits of our approach for you, our shareholders, are clear. The first major decision we made after I became Chair in 2014 was to strengthen our solvency with a capital increase of ¬7.5 billion. To a shareholder who invested ¬100 as of 9 January, 2015, when the stock price was ¬5.891, we have returned ¬37.0 in cash, implying a total return of 196% or 10% CAGR2. The ¬100 of shares are today worth ¬296, as of market close on February 24, 2026. What this has meant for you: tangible long-term value creation

Business highlights ONE Transformation and our network businesses Our scale is one of our greatest strengths, both in-market and globally. By operating as a global platform, we can share talent, and investments, technology, data, and innovation across markets, improving our product offering, our efficiency, service quality and speed to market: this is ONE Transformation. Second, Santanderˇs unique position also lies in the network effects between businesses at scale: Retail & Commercial, Openbank, CIB, Wealth & Insurance and Payments. Customers benefit from a bank that is complete and consistent. Shareholders benefit from diversification, resilience and multiple engines of growth. This section has two aims. First, summarizing performance and momentum by major business lines. Second, explaining the strategic logic of both ONE Transformation and the ˘network businessesˇ  because it is increasingly important in a world where customer expectations are rising, distribution is fragmenting, and technology is changing cost structures. Retail Trust built every day leveraging ONE Transformation Retail & Commercial (Retail) remains the core of our franchise. Trust is built here  one salary deposit, one card payment, one mortgage payment at a time. In 2025, Retail delivered ¬7.7 billion in profit and 17.7% RoTE post-AT1, with disciplined risk metrics and strong efficiency. Simplification continues to improve both customer experience and cost-to-serve. We are building what we describe as a ˘digital bank with branchesˇ: digital for convenience and speed, and branches increasingly positioned as advisory and community hubs. Customers want seamless digital journeys, but they also want a bank that is there when it matters  when a problem occurs, when a decision is complex, or when they want advice. Our omnichannel model reflects that reality. Since the start of our transformation, and accelerating since the launch of ONE Transformation, we have reduced our product portfolio by 61%, and reduced non-commercial FTEs per million customers by 29%, while increasing common use of global technology platforms across our footprint. This simplification is structural: fewer products, more standardized processes, more automation, and common platforms. It is how we remove friction for customers and create operational leverage for shareholders. Building once and deploying globally.€ What we are prioritizing in Retail & Commercial: Primacy and active customers: encouraging customers to bring their main financial relationship to Santander  where we become the ˘daily bankˇ, not only the ˘occasional lenderˇ. Deposit and funding strength: improving mix, stability and customer value, while maintaining pricing discipline. Advice-led moments: mortgage decisions, savings and retirement, protection needs, and small business support  areas where trust matters most. Simplification and automation: continuing to reduce product complexity, digitalize journeys end-to-end, and industrialize operations. Implement New SMEs and Corporates business model: accelerating primacy through a global digital channel and an open platform that delivers seamless customer journeys and products/services. Complemented with data-driven customer segmentation and specialized advisory to support high-growth and internationally active customers. Retail is also where risk discipline is most visible. Our credit performance reflects prudent underwriting, diversified portfolios and active management. In a more uncertain macro environment, this discipline will remain essential. Faster deployment of product enhancements and security features across countries. More consistent customer journeys and service standards. A lower cost-to-serve by standardising front-end journeys and integrating them with common back-end processes. Better data and analytics, because customer behaviour is captured consistently across channels. Global reach with local execution Corporate & Investment Banking (CIB) delivered nearly ¬2.8 billion in profit, and 19.1% RoTE post-AT1, with strong risk discipline and capital-light returns. Our global reach, combined with local execution, and strong network effects, continues to differentiate us. We deepen client relationships across Latin America, Europe and the US, leveraging centers of expertise in London and New York and the connectivity across our footprint. CIB also illustrates the power of the Santander network: collaboration across CIB, Wealth and Commercial creates a stronger proposition for clients and higher value for shareholders. Companies do not want fragmented offers; they want integrated capability  lending, payments, risk management, advisory and investment solutions delivered reliably across borders. CIB is also a key enabler of our role in the energy transition and broader investment flows. In an era of geopolitical fragmentation and supply chain realignment, corporates increasingly need partners who can support cross-border activity with consistent risk standards, reliable execution and local knowledge. That is one of Santanderˇs advantages: global connectivity with a leading presence in core markets. Wealth Deepening primacy, growing capital-light earnings Wealth Management & Insurance (Wealth) is a powerful growth engine. With high returns  68.5% RoTE post-AT1 in 2025  and recurring fee income, this business deepens customer primacy and enhances capital-light growth. We are strengthening Life & Pensions and expanding embedded protection  integrating protection at natural moments in the customer journey. Done well, this creates a clear customer benefit and durable fee income for shareholders. We are also building retirement solutions to address demographic change  a major long-term trend  and to serve customers as they move from accumulation to decumulation. Why this matters strategically: It increases the share of recurring fee income in our earnings mix. It deepens customer relationships, supporting retention and primacy. It supports a more capital-light model, increasing free capital generation capacity. It aligns with long-term demographic trends, particularly in Europe and the US. From processing to commerce platform Payments continues to evolve from a transaction processor into a technology-driven and value-added€commerce platform. In 2025, we processed around 26 billion transactions, with ¬238 billion in acquiring volumes and expanding margins. Our ambition is clear: by 2028 we target double-digit revenue growth, significantly higher margins and materially lower unit costs  including reducing cost per transaction by around 40%. This matters because payments are where customers immediately feel what ˘simpleˇ means: tap, click, transfer, settle  without friction, without downtime, without surprises, securely. And for shareholders, Payments is a scalable platform where technology and data can compound. Payments also sits at the intersection of commerce and trust. Fraud prevention, identity, reconciliation and dispute management are not ˘back-officeˇ topics; they are what customers and merchants experience as reliability. As commerce becomes more digital and more automated  including AI-initiated transactions  the value of trusted payment infrastructure increases. In 2025 revenue grew by 17% and PagoNxt EBITDA margin reached 34.5%, ahead of our 3-year plan. Payments A core strength of the Santander model is diversification  by country, business mix and currency exposure  combining to deliver resilience and growth with lower volatility. This is not a trade-off; it is a design feature. It is what allows us to invest consistently and return capital sustainably through cycles. Executive Chair’s Lette Dear fellow shareholders 2025 in review Sharpening the Groupˇs business model Business highlights Global Tech & Platforms AI: a structural advantage, ready to scale globally€ Sustainability: profit with purpose The broader context Looking ahead to our 2026-2028 targets Closing Chief Executive Officer’s Lette 2025 result Shareholder valu About u Sustainabilit Our strateg Santander in figure

ONE Transformation and our network businesses Our scale is one of our greatest strengths, both in-market and globally. By operating as a global platform, we can share talent, and investments, technology, data, and innovation across markets, improving our product offering, our efficiency, service quality and speed to market: this is ONE Transformation. Second, Santanderˇs unique position also lies in the network effects between businesses at scale: Retail & Commercial, Openbank, CIB, Wealth & Insurance and Payments. Customers benefit from a bank that is complete and consistent. Shareholders benefit from diversification, resilience and multiple engines of growth. This section has two aims. First, summarizing performance and momentum by major business lines. Second, explaining the strategic logic of both ONE Transformation and the ˘network businessesˇ  because it is increasingly important in a world where customer expectations are rising, distribution is fragmenting, and technology is changing cost structures. Retail Trust built every day leveraging ONE Transformation Retail & Commercial (Retail) remains the core of our franchise. Trust is built here  one salary deposit, one card payment, one mortgage payment at a time. In 2025, Retail delivered ¬7.7 billion in profit and 17.7% RoTE post-AT1, with disciplined risk metrics and strong efficiency. Simplification continues to improve both customer experience and cost-to-serve. We are building what we describe as a ˘digital bank with branchesˇ: digital for convenience and speed, and branches increasingly positioned as advisory and community hubs. Customers want seamless digital journeys, but they also want a bank that is there when it matters  when a problem occurs, when a decision is complex, or when they want advice. Our omnichannel model reflects that reality. Since the start of our transformation, and accelerating since the launch of ONE Transformation, we have reduced our product portfolio by 61%, and reduced non-commercial FTEs per million customers by 29%, while increasing common use of global technology platforms across our footprint. This simplification is structural: fewer products, more standardized processes, more automation, and common platforms. It is how we remove friction for customers and create operational leverage for shareholders. Building once and deploying globally.€ What we are prioritizing in Retail & Commercial: Primacy and active customers: encouraging customers to bring their main financial relationship to Santander  where we become the ˘daily bankˇ, not only the ˘occasional lenderˇ. Deposit and funding strength: improving mix, stability and customer value, while maintaining pricing discipline. Advice-led moments: mortgage decisions, savings and retirement, protection needs, and small business support  areas where trust matters most. Simplification and automation: continuing to reduce product complexity, digitalize journeys end-to-end, and industrialize operations. Implement New SMEs and Corporates business model: accelerating primacy through a global digital channel and an open platform that delivers seamless customer journeys and products/services. Complemented with data-driven customer segmentation and specialized advisory to support high-growth and internationally active customers. Openbank and our consumer finance platform: ONE Transformation, scaling with responsibility. A single Santander app for Individuals, powering Santander and Openbank brands Openbank and our consumer finance platform continue to scale. We remain focused on profitable growth, simplification and digital scale. The integration of consumer finance and digital banking into a single operating model will enhance both clarity and efficiency. This is essential: scaling a digital platform is not only a distribution challenge; it is an operating model challenge  common journeys, common processes and scalable technology. We are adding around 20,000 customers every day. Openbankˇs momentum reflects customer demand for speed and simplicity  but also for security, regulatory protection and stability. Our ambition is to deliver the best of both worlds: a digital-first experience with Santander-grade controls, resilience and trust. A key operational commitment supports this: one app in all retail and Openbank countries by 2026. Customers should recognize what Santander feels like, wherever they bank with us. And operationally, one app and common journeys are essential to scale efficiently. What ˘one appˇ across Santander and Openbank€unlocks: Retail is also where risk discipline is most visible. Our credit performance reflects prudent underwriting, diversified portfolios and active management. In a more uncertain macro environment, this discipline will remain essential. Openbank Faster deployment of product enhancements and security features across countries. More consistent customer journeys and service standards. A lower cost-to-serve by standardising front-end journeys and integrating them with common back-end processes. Better data and analytics, because customer behaviour is captured consistently across channels. Global reach with local execution Corporate & Investment Banking (CIB) delivered more than ¬2.8 billion in profit, and 19.1% RoTE post-AT1, with strong risk discipline and capital-light returns. Our global reach, combined with local execution, and strong network effects, continues to differentiate us. We deepen client relationships across Latin America, Europe and the US, leveraging centers of expertise in London and New York and the connectivity across our footprint. CIB also illustrates the power of the Santander network: collaboration across CIB, Wealth and Commercial creates a stronger proposition for clients and higher value for shareholders. Companies do not want fragmented offers; they want integrated capability  lending, payments, risk management, advisory and investment solutions delivered reliably across borders. CIB is also a key enabler of our role in the energy transition and broader investment flows. In an era of geopolitical fragmentation and supply chain realignment, corporates increasingly need partners who can support cross-border activity with consistent risk standards, reliable execution and local knowledge. That is one of Santanderˇs advantages: global connectivity with a leading presence in core markets. CIB From processing to commerce platform Payments continues to evolve from a transaction processor into a technology-driven and value-added€commerce platform. In 2025, we processed around 26 billion transactions, with ¬238 billion in acquiring volumes and expanding margins. Our ambition is clear: by 2028 we target double-digit revenue growth, significantly higher margins and materially lower unit costs  including reducing cost per transaction by around 40%. This matters because payments are where customers immediately feel what ˘simpleˇ means: tap, click, transfer, settle  without friction, without downtime, without surprises, securely. And for shareholders, Payments is a scalable platform where technology and data can compound. Payments also sits at the intersection of commerce and trust. Fraud prevention, identity, reconciliation and dispute management are not ˘back-officeˇ topics; they are what customers and merchants experience as reliability. As commerce becomes more digital and more automated  including AI-initiated transactions  the value of trusted payment infrastructure increases. In 2025 revenue grew by 17% and PagoNxt EBITDA margin reached 34.5%, ahead of our 3-year plan. Payments A core strength of the Santander model is diversification  by country, business mix and currency exposure  combining to deliver resilience and growth with lower volatility. This is not a trade-off; it is a design feature. It is what allows us to invest consistently and return capital sustainably through cycles. Dear fellow shareholders 2025 in review Sharpening the Groupˇs business model Global Tech & Platforms AI: a structural advantage, ready to scale globally€ Sustainability: profit with purpose The broader context Looking ahead to our 2026-2028 targets Closing

ONE Transformation and our network businesses Our scale is one of our greatest strengths, both in-market and globally. By operating as a global platform, we can share talent, and investments, technology, data, and innovation across markets, improving our product offering, our efficiency, service quality and speed to market: this is ONE Transformation. Second, Santanderˇs unique position also lies in the network effects between businesses at scale: Retail & Commercial, Openbank, CIB, Wealth & Insurance and Payments. Customers benefit from a bank that is complete and consistent. Shareholders benefit from diversification, resilience and multiple engines of growth. This section has two aims. First, summarizing performance and momentum by major business lines. Second, explaining the strategic logic of both ONE Transformation and the ˘network businessesˇ  because it is increasingly important in a world where customer expectations are rising, distribution is fragmenting, and technology is changing cost structures. Retail Trust built every day leveraging ONE Transformation Retail & Commercial (Retail) remains the core of our franchise. Trust is built here  one salary deposit, one card payment, one mortgage payment at a time. In 2025, Retail delivered ¬7.7 billion in profit and 17.7% RoTE post-AT1, with disciplined risk metrics and strong efficiency. Simplification continues to improve both customer experience and cost-to-serve. We are building what we describe as a ˘digital bank with branchesˇ: digital for convenience and speed, and branches increasingly positioned as advisory and community hubs. Customers want seamless digital journeys, but they also want a bank that is there when it matters  when a problem occurs, when a decision is complex, or when they want advice. Our omnichannel model reflects that reality. Since the start of our transformation, and accelerating since the launch of ONE Transformation, we have reduced our product portfolio by 61%, and reduced non-commercial FTEs per million customers by 29%, while increasing common use of global technology platforms across our footprint. This simplification is structural: fewer products, more standardized processes, more automation, and common platforms. It is how we remove friction for customers and create operational leverage for shareholders. Building once and deploying globally.€ What we are prioritizing in Retail & Commercial: Primacy and active customers: encouraging customers to bring their main financial relationship to Santander  where we become the ˘daily bankˇ, not only the ˘occasional lenderˇ. Deposit and funding strength: improving mix, stability and customer value, while maintaining pricing discipline. Advice-led moments: mortgage decisions, savings and retirement, protection needs, and small business support  areas where trust matters most. Simplification and automation: continuing to reduce product complexity, digitalize journeys end-to-end, and industrialize operations. Implement New SMEs and Corporates business model: accelerating primacy through a global digital channel and an open platform that delivers seamless customer journeys and products/services. Complemented with data-driven customer segmentation and specialized advisory to support high-growth and internationally active customers. Openbank and our consumer finance platform: ONE Transformation, scaling with responsibility. A single Santander app for Individuals, powering Santander and Openbank brands Openbank and our consumer finance platform continue to scale. We remain focused on profitable growth, simplification and digital scale. The integration of consumer finance and digital banking into a single operating model will enhance both clarity and efficiency. This is essential: scaling a digital platform is not only a distribution challenge; it is an operating model challenge  common journeys, common processes and scalable technology. We are adding around 20,000 customers every day. Openbankˇs momentum reflects customer demand for speed and simplicity  but also for security, regulatory protection and stability. Our ambition is to deliver the best of both worlds: a digital-first experience with Santander-grade controls, resilience and trust. A key operational commitment supports this: one app in all retail and Openbank countries by 2026. Customers should recognize what Santander feels like, wherever they bank with us. And operationally, one app and common journeys are essential to scale efficiently. What ˘one appˇ across Santander and Openbank€unlocks: Retail is also where risk discipline is most visible. Our credit performance reflects prudent underwriting, diversified portfolios and active management. In a more uncertain macro environment, this discipline will remain essential. Openbank Faster deployment of product enhancements and security features across countries. More consistent customer journeys and service standards. A lower cost-to-serve by standardising front-end journeys and integrating them with common back-end processes. Better data and analytics, because customer behaviour is captured consistently across channels. Global reach with local execution Corporate & Investment Banking (CIB) delivered nearly ¬2.8 billion in profit, and 19.1% RoTE post-AT1, with strong risk discipline and capital-light returns. Our global reach, combined with local execution, and strong network effects, continues to differentiate us. We deepen client relationships across Latin America, Europe and the US, leveraging centers of expertise in London and New York and the connectivity across our footprint. CIB also illustrates the power of the Santander network: collaboration across CIB, Wealth and Commercial creates a stronger proposition for clients and higher value for shareholders. Companies do not want fragmented offers; they want integrated capability  lending, payments, risk management, advisory and investment solutions delivered reliably across borders. CIB is also a key enabler of our role in the energy transition and broader investment flows. In an era of geopolitical fragmentation and supply chain realignment, corporates increasingly need partners who can support cross-border activity with consistent risk standards, reliable execution and local knowledge. That is one of Santanderˇs advantages: global connectivity with a leading presence in core markets. Wealth Deepening primacy, growing capital-light earnings Wealth Management & Insurance (Wealth) is a powerful growth engine. With high returns  68.5% RoTE post-AT1 in 2025  and recurring fee income, this business deepens customer primacy and enhances capital-light growth. We are strengthening Life & Pensions and expanding embedded protection  integrating protection at natural moments in the customer journey. Done well, this creates a clear customer benefit and durable fee income for shareholders. We are also building retirement solutions to address demographic change  a major long-term trend  and to serve customers as they move from accumulation to decumulation. Why this matters strategically: It increases the share of recurring fee income in our earnings mix. It deepens customer relationships, supporting retention and primacy. It supports a more capital-light model, increasing free capital generation capacity. It aligns with long-term demographic trends, particularly in Europe and the US. From processing to commerce platform Payments continues to evolve from a transaction processor into a technology-driven and value-added€commerce platform. In 2025, we processed around 26 billion transactions, with ¬238 billion in acquiring volumes and expanding margins. Our ambition is clear: by 2028 we target double-digit revenue growth, significantly higher margins and materially lower unit costs  including reducing cost per transaction by around 40%. This matters because payments are where customers immediately feel what ˘simpleˇ means: tap, click, transfer, settle  without friction, without downtime, without surprises, securely. And for shareholders, Payments is a scalable platform where technology and data can compound. Payments also sits at the intersection of commerce and trust. Fraud prevention, identity, reconciliation and dispute management are not ˘back-officeˇ topics; they are what customers and merchants experience as reliability. As commerce becomes more digital and more automated  including AI-initiated transactions  the value of trusted payment infrastructure increases. In 2025 revenue grew by 17% and PagoNxt EBITDA margin reached 34.5%, ahead of our 3-year plan. Payments A core strength of the Santander model is diversification  by country, business mix and currency exposure  combining to deliver resilience and growth with lower volatility. This is not a trade-off; it is a design feature. It is what allows us to invest consistently and return capital sustainably through cycles. Dear fellow shareholders 2025 in review Sharpening the Groupˇs business model Global Tech & Platforms AI: a structural advantage, ready to scale globally€ Sustainability: profit with purpose The broader context Looking ahead to our 2026-2028 targets Closing

1. Executive Chair's Letter
Dear fellow shareholders
2025 in review
Sharpening the Group's business model
Business highlights
• Global Tech & Platforms
AI: a structural advantage, ready to scale globally
Sustainability: profit with purpose
The broader context
Looking ahead to our 2026-2028 targets
Closing
2. Chief Executive Officer's Letter
3. 2025 results
4. Shareholder value
5. About us
6. Sustainability
7. Our strategy
8. Santander in figures

Global Tech & Platforms: a cost and a revenue advantage

Our global technology and platforms are a core source of structural advantage for Santander. The principle is simple: build once, deploy everywhere (multi-tenant, continuous delivery). By standardising what should be common and reusing capabilities across markets, we can deliver better experiences faster, with stronger controls and a lower unit cost. Operating a multi-tenant SaaS (Software-as-a-Service) we leverage significant economies of scale. This approach is increasingly important in a world where customer expectations are rising, threats are evolving, and technology cycles are accelerating. It also underpins what matters most in banking: reliability and trust – solutions that work consistently, securely and at scale.

Gravity, our proprietary core banking platform, is a case in point. Gravity already supports over 50% of the Group's technical operations and processes 1.3 trillion transactions per year. It provides a common architecture that allows us to modernize and simplify at scale: shared data foundations, reusable components, and consistent controls across markets. The efficiency achieved in the last 3 years has allowed us to invest heavily in developing and evolving our Global multi-tenant platforms (Payments, Cards, AML, among others) that will allow us to advance to next technology cycle, Gravity 2.0. It is the full platform model, that will fully leverage our economies of scale and global presence. Gravity 2.0 strengthens this foundation for an AI-driven world – enabling faster product delivery; safer and more traceable data use; and the ability to deploy new capabilities across countries without rebuilding from scratch.

This global platform strategy goes beyond core banking. We are building and scaling platforms across key value streams – including onboarding, payments and fraud prevention – so that improvements made in one market can be deployed across the Group.

As we continue to scale common platforms and shared services, we expect these benefits to compound: faster time-to-market, higher customer satisfaction, and lower unit costs – supporting our ambition to grow with a structurally more efficient operating model as we increasingly build once and deploy across the Group.

We are also using AI tools across the organization; building our own AI agents; and beginning to deploy AI at scale to harness benefits that will continue to emerge over the next few years. AI improves how we serve customers and how we run the bank. Hyper-personalized engagement and offers, leveraging advanced models to identify customer needs at the right time, through the right channel, with the right proposition and price. We are accelerating global scaling across countries, expanding next-best-interaction capabilities, forecasting long-term customer value and predicting acquisition value by establishing a formal global framework to standardize methodology. Risk management, including fraud prevention and financial crime, enhancing protection, decision speed and accuracy - reinforcing customer trust. We have strengthened capabilities such as intelligent screening, automated Know Your Customer (KYC) and advanced transactional monitoring. Contact center assistance and digital self-service, including copilots that help colleagues resolve cases faster and with greater consistency, and conversational AI that improves resolution and customer experience. The in-app AI chatbot in Mexico now handles more than 300,000 queries a month (compared with 100,000 previously handled through the public bot). Advanced capabilities are being progressed for unrecognized transactions starting with Openbank and designed for progressive rollout across countries. Payments intelligence and embedded finance, using data to help merchants reconcile faster, manage fraud, and operate with greater certainty  while preparing for the evolution toward agentic commerce. A recent example is our geolocation-based fraud prevention pilot, launched in Spain to reduce false declines in cross-border transactions. It already supports c.700 daily transactions, with potential to benefit more than 500,000 customers and to scale to other countries. Customer-facing initiatives How we do transformation initiatives We have embedded AI in daily workflows. Approximately 30,000 employees are using advanced AI tools, offering more than 7,000 active AI agents that enhance document drafting, improve information analysis, and automate lower value-added tasks to unlock capacity for higher-impact activities. We have developed over 100 automation agents and upskilled more than 800 engineers in advanced tools for intelligent automation of complex processes. We now have over 6,000 developers leveraging coding agents to accelerate delivery times and improve software quality. We are applying AI in areas that directly impact customer experience, trust and productivity. This approach is already delivering tangible results. In 2025, we generated c. ¬280 million in measured value from a set of AI initiatives, representing our most mature and measurable use cases across the business. We approach AI selectively and with discipline. We build core capabilities in-house; partner where appropriate; and embed strong governance around data and models. AI at scale requires trust  and trust requires control: rigorous data protection, model traceability  and clear accountability. This is why data is a business priority. AI only scales with trusted, well-governed, well-managed and context-rich data. We are converging the Groupˇs data architecture, progressing cloud adoption, and strengthening end-to-end governance so that every model and agent operates on traceable, secure and reusable data. AI is also central to trust: better fraud prevention, smarter risk decisions and more personalized service, delivered with strong governance and data protection. What AI delivered in 2025 and how we have begun to scale€ Discipline, governance and trust AI: a structural advantage, ready to scale globally€ Artificial Intelligence is not a separate initiative within Santander. It is embedded in how we operate  and it is increasingly central to competitiveness in banking. But let me be very clear about what AI means today: AI is no longer merely a technology discussion; it is fundamentally a leadership, culture and execution challenge. The winners will not be the organizations that run the most pilots. They will be the organizations that change how they work  how they make decisions, how they build, how they manage data and models, and how they scale and execute at speed with control. We are structurally advantaged in AI because we combine the foundational asset of a strong, trusted, global brand, with three elements at scale: Millions of deep customer relationships across retail, commercial and corporate banking, Daily transactional data flows across payments and accounts, and Balance sheet capacity and risk expertise to support customers responsibly through cycles. AI becomes powerful when it is applied to real operating systems  customer journeys, risk decisions, fraud prevention, service channels, product development, and operations. This is much more than data; it is how we run our business. That is where Santander is focusing. Why Santander is structurally advantaged AI is no longer merely a technology discussion; it is fundamentally a leadership, culture and execution challenge. Executive Chair’s Lette Dear fellow shareholders 2025 in review Sharpening the Groupˇs business model Business highlights Global Tech & Platforms AI: a structural advantage, ready to scale globally€ Sustainability: profit with purpose The broader context Looking ahead to our 2026-2028 targets Closing Chief Executive Officer’s Lette 2025 result Shareholder valu About u Sustainabilit Our strateg Santander in figure

We are also using AI tools across the organization; building our own AI agents; and beginning to deploy AI at scale to harness benefits that will continue to emerge over the next few years. AI improves how we serve customers and how we run the bank. Hyper-personalized engagement and offers, leveraging advanced models to identify customer needs at the right time, through the right channel, with the right proposition and price. We are accelerating global scaling across countries, expanding next-best-interaction capabilities, forecasting long-term customer value and predicting acquisition value by establishing a formal global framework to standardize methodology. Risk management, including fraud prevention and financial crime, enhancing protection, decision speed and accuracy - reinforcing customer trust. We have strengthened capabilities such as intelligent screening, automated Know Your Customer (KYC) and advanced transactional monitoring. Contact center assistance and digital self-service, including copilots that help colleagues resolve cases faster and with greater consistency, and conversational AI that improves resolution and customer experience. The in-app AI chatbot in Mexico now handles more than 300,000 queries a month (compared with 100,000 previously handled through the public bot). Advanced capabilities are being progressed for unrecognized transactions starting with Openbank and designed for progressive rollout across countries. Payments intelligence and embedded finance, using data to help merchants reconcile faster, manage fraud, and operate with greater certainty  while preparing for the evolution toward agentic commerce. A recent example is our geolocation-based fraud prevention pilot, launched in Spain to reduce false declines in cross-border transactions. It already supports c.700 daily transactions, with potential to benefit more than 500,000 customers and to scale to other countries. Customer-facing initiatives How we do transformation initiatives We have embedded AI in daily workflows. Approximately 30,000 employees are using advanced AI tools, offering more than 7,000 active AI agents that enhance document drafting, improve information analysis, and automate lower value-added tasks to unlock capacity for higher-impact activities. We have developed over 100 automation agents and upskilled more than 800 engineers in advanced tools for intelligent automation of complex processes. We now have over 6,000 developers leveraging coding agents to accelerate delivery times and improve software quality. We are applying AI in areas that directly impact customer experience, trust and productivity. This approach is already delivering tangible results. In 2025, we generated c. ¬280 million in measured value from a set of AI initiatives, representing our most mature and measurable use cases across the business. We approach AI selectively and with discipline. We build core capabilities in-house; partner where appropriate; and embed strong governance around data and models. AI at scale requires trust  and trust requires control: rigorous data protection, model traceability  and clear accountability. This is why data is a business priority. AI only scales with trusted, well-governed, well-managed and context-rich data. We are converging the Groupˇs data architecture, progressing cloud adoption, and strengthening end-to-end governance so that every model and agent operates on traceable, secure and reusable data. AI is also central to trust: better fraud prevention, smarter risk decisions and more personalized service, delivered with strong governance and data protection. What AI delivered in 2025 and how we have begun to scale€ Discipline, governance and trust Artificial Intelligence is not a separate initiative within Santander. It is embedded in how we operate  and it is increasingly central to competitiveness in banking. But let me be very clear about what AI means today: AI is no longer merely a technology discussion; it is fundamentally a leadership, culture and execution challenge. The winners will not be the organizations that run the most pilots. They will be the organizations that change how they work  how they make decisions, how they build, how they manage data and models, and how they scale and execute at speed with control. We are structurally advantaged in AI because we combine the foundational asset of a strong, trusted, global brand, with three elements at scale: Millions of deep customer relationships across retail, commercial and corporate banking, Daily transactional data flows across payments and accounts, and Balance sheet capacity and risk expertise to support customers responsibly through cycles. AI becomes powerful when it is applied to real operating systems  customer journeys, risk decisions, fraud prevention, service channels, product development, and operations. This is much more than data; it is how we run our business. That is where Santander is focusing. Why Santander is structurally advantaged Dear fellow shareholders 2025 in review Sharpening the Groupˇs business model Business highlights Global Tech & Platforms Sustainability: profit with purpose The broader context Looking ahead to our 2026-2028 targets Closing

1. Executive Chair's Letter
Dear fellow shareholders
2025 in review
Sharpening the Group's business model
Business highlights
Global Tech & Platforms
AI: a structural advantage, ready to scale globally
• Sustainability: profit with purpose
The broader context
Looking ahead to our 2026-2028 targets
Closing
2. Chief Executive Officer's Letter
3. 2025 results
4. Shareholder value
5. About us
6. Sustainability
7. Our strategy
8. Santander in figures

Sustainability: profit with purpose

In a changing world, we remain determined to use our business model to tackle global challenges, while delivering a return to our shareholders. This commitment helps guide how we allocate capital, support customers, and invest in the long-term health of the communities where we operate.

Since 2019, we have mobilized €174 billion in green finance, achieving our 2025 goal 18 months early, and positioning Santander as a leading bank worldwide in project finance in renewables. Supporting the energy transition requires scale, expertise and long-term partnership with customers – and it also requires prudence. We are committed to financing this transition responsibly, helping our customers decarbonize while protecting the resilience of our balance sheet.

Sustainability also means expanding opportunity. Since 2023, we have added 6.3 million people to our financial inclusion programme, granting them access to financial services, education and micro-enterprise lending. Financial inclusion and empowerment are not only a social objective; they support stronger communities, more resilient local economies and future customer growth.

people benefiting from financial inclusion measures (2023-2025)

6.3mn

with our financial inclusion programme

Education and employability remain central to our contribution. In 2025, we have supported around 4.6 million people through Santander's scholarships, Universities and Universia, fostering education, entrepreneurship and students' employability[1]. We do this because long-term prosperity requires skills, mobility and opportunities – and because it aligns directly with our purpose: to help people and businesses prosper.

people supported in 2025

~4.6mn

through Santander's scholarships, Universities and Universia

In each of these areas – green finance; financial inclusion; employment, education and entrepreneurship – we deliver profit while fulfilling our purpose. For shareholders, this matters because it reflects a bank built for durability: able to grow, invest and serve through cycles, while strengthening trust in the communities where we operate.

1. See our open learning and development opportunities in https://www.santanderopenacademy.com/en/index.html

Sustainability as risk discipline and balance sheet resilience

Sustainability is also financially material because it affects credit quality, insurance outcomes, customer competitiveness, regulation, and the long-term cost of capital. Our approach is practical: support customers through transition, manage climate and related risks responsibly, and ensure we finance growth that is sustainable for communities, businesses and shareholders.

We continue to embed sustainability in our governance, business and risk management. Our financing decisions are based on objective and individualized assessments, in compliance with local law and regulation.

The broader context: stability in a changing world The global environment remains complex. Geopolitical fragmentation, demographic change, the energy transition and rapid technological advancement are reshaping the world. Growth remains below long-term historical averages in many regions. Public debt levels are elevated. Volatility will not disappear. Four long-term megatrends are particularly important: Ageing populations and migration are reshaping labour markets, savings patterns and retirement systems. In many countries, the share of older citizens will rise sharply in the coming decade, increasing the need for retirement solutions, long-term savings products and insurance. Banks are well positioned to support customers in meeting these evolving needs, while generating sustainable value through these services, combining advice, trusted relationships, and scalable platforms  particularly across Wealth Management & Insurance. The transition to a lower-carbon economy requires vast investment  in renewables, grids, industrial transformation and new technologies. Financing will be central, and banks that can mobilize capital responsibly and at scale will play a critical role. AI is accelerating productivity potential but also changing competitive dynamics. It will reshape cost structures, customer behaviours and expectations and how products are delivered. It will also increase energy demand and intensify the need for resilient digital infrastructure and cybersecurity. In this environment, technology leadership and execution discipline are not optional. Demographic change The energy transition Technology with AI at the forefront Geopolitics and fragmentation The global economy is transitioning from an era of globalization to one defined increasingly by fragmentation and competing blocs. Tariff regimes and supply chain shifts are changing investment and trade patterns. Defence spending is rising, and geopolitical risk remains elevated. This environment increases uncertainty  which makes resilient, well-capitalized banks more important to households and businesses. Furthermore, banks like Santander play a key role in helping nations strengthen their defences. We are already playing our part  and stand ready to do even more. The world is growing half a percentage point less than the pre-pandemic historical average (3.2% vs. 3.7%). The current five-year average global growth projection is among the lowest in decades. To put this into perspective: losing half a percentage point of global GDP growth translates into 10 trillion dollars less output in just five years. This is equivalent to the combined nominal GDP of Germany and Japan, the worldˇs third- and fourth-largest economies. Meanwhile, global public debt is set to reach 100% of world GDP for the first time since 1948. In this context, many governments urgently need to rethink their growth model. Accelerating long-term and sustainable growth requires higher investment, and investment can only increase with greater financing. Higher economic growth is more than a macroeconomic necessity, as low growth is now the greatest financial stability risk -€an issue that politicians, regulators and supervisors must focus on. This is the case in Europe, where the approach to all sectors, including financial regulation and supervision needs to be reset, with an additional secondary mandate for growth and competitiveness. Europe has a unique opportunity as we have a model which, when optimized, remains the best overall, as it delivers high growth with social stability and inclusion. In a bipolar world, with the US on one side and China on the other, if Europe wishes to remain a global player and make its model sustainable,€it must act urgently to raise the level of growth. Leaders understand what needs to be done. Europe is ˘over-diagnosedˇ and ˘under-executedˇ. As Mario Draghi has stated, ˝our inaction now threatens not only the regionˇs competitiveness, but also our sovereignty˛. In a global environment characterized by heightened geopolitical risks and uncertainty, Santanderˇs diversification is a critical differentiator. It materially mitigates risk by reducing volatility and enabling us to deliver predictable results over the cycle. Our research team assessed the variability of risk in the banking sector through the lens of a hypothetical ˘Santander countryˇ, constructed using an aggregated banking risk indicator from the Groupˇs various markets. This study showed that Santander had the greatest correlation-driven reduction in volatility among peers. Santanderˇs strategic investments in Latin America play a significant role in stabilizing the risk profile of the Group. Notably, Brazil showed either a negative or negligible correlation with all Santander markets beyond Latin America, making it a key contributor to risk diversification. The imperative: faster growth Why Santander is well positioned for this environment Executive Chair’s Lette Dear fellow shareholders 2025 in review Sharpening the Groupˇs business model Business highlights Global Tech & Platforms AI: a structural advantage, ready to scale globally€ Sustainability: profit with purpose The broader context Looking ahead to our 2026-2028 targets Closing Chief Executive Officer’s Lette 2025 result Shareholder valu About u Sustai nabilit Our strate g Sa ntander in figure Lowest EPS volatility Among peers1 (1999-2025) 11% Profit increase 1999-2025 Figures pre-restatement as of Dec ’25. Source: Bloomberg, with GAAP Criteria.  ote : Standard deviation of the quarterly EPS starting from the first available data since Jan.99. Peers: Citi, JP Morgan, BofA, Wells Fargo, Unicredit, UBS, Socit Gnrale, BP Paribas, IG. Peers ’ figures as of 9M’25

The global environment remains complex. Geopolitical fragmentation, demographic change, the energy transition and rapid technological advancement are reshaping the world. Growth remains below long-term historical averages in many regions. Public debt levels are elevated. Volatility will not disappear. Four long-term megatrends are particularly important: Ageing populations and migration are reshaping labour markets, savings patterns and retirement systems. In many countries, the share of older citizens will rise sharply in the coming decade, increasing the need for retirement solutions, long-term savings products and insurance. Banks are well positioned to support customers in meeting these evolving needs, while generating sustainable value through these services, combining advice, trusted relationships, and scalable platforms  particularly across Wealth Management & Insurance. The transition to a lower-carbon economy requires vast investment  in renewables, grids, industrial transformation and new technologies. Financing will be central, and banks that can mobilize capital responsibly and at scale will play a critical role. AI is accelerating productivity potential but also changing competitive dynamics. It will reshape cost structures, customer behaviours and expectations and how products are delivered. It will also increase energy demand and intensify the need for resilient digital infrastructure and cybersecurity. In this environment, technology leadership and execution discipline are not optional. Demographic change The energy transition Technology with AI at the forefront Geopolitics and fragmentation The global economy is transitioning from an era of globalization to one defined increasingly by fragmentation and competing blocs. Tariff regimes and supply chain shifts are changing investment and trade patterns. Defence spending is rising, and geopolitical risk remains elevated. This environment increases uncertainty  which makes resilient, well-capitalized banks more important to households and businesses. Furthermore, banks like Santander play a key role in helping nations strengthen their defences. We are already playing our part  and stand ready to do even more. The world is growing half a percentage point less than the pre-pandemic historical average (3.2% vs. 3.7%). The current five-year average global growth projection is among the lowest in decades. To put this into perspective: losing half a percentage point of global GDP growth translates into 10 trillion dollars less output in just five years. This is equivalent to the combined nominal GDP of Germany and Japan, the worldˇs third- and fourth-largest economies. Meanwhile, global public debt is set to reach 100% of world GDP for the first time since 1948. In this context, many governments urgently need to rethink their growth model. Accelerating long-term and sustainable growth requires higher investment, and investment can only increase with greater financing. Higher economic growth is more than a macroeconomic necessity, as low growth is now the greatest financial stability risk -€an issue that politicians, regulators and supervisors must focus on. This is the case in Europe, where the approach to all sectors, including financial regulation and supervision needs to be reset, with an additional secondary mandate for growth and competitiveness. Europe has a unique opportunity as we have a model which, when optimized, remains the best overall, as it delivers high growth with social stability and inclusion. In a bipolar world, with the US on one side and China on the other, if Europe wishes to remain a global player and make its model sustainable,€it must act urgently to raise the level of growth. Leaders understand what needs to be done. Europe is ˘over-diagnosedˇ and ˘under-executedˇ. As Mario Draghi has stated, ˝our inaction now threatens not only the regionˇs competitiveness, but also our sovereignty˛. In a global environment characterized by heightened geopolitical risks and uncertainty, Santanderˇs diversification is a critical differentiator. It materially mitigates risk by reducing volatility and enabling us to deliver predictable results over the cycle. Our research team assessed the variability of risk in the banking sector through the lens of a hypothetical ˘Santander countryˇ, constructed using an aggregated banking risk indicator from the Groupˇs various markets. This study showed that Santander had the greatest correlation-driven reduction in volatility among peers. Santanderˇs strategic investments in Latin America play a significant role in stabilizing the risk profile of the Group. Notably, Brazil showed either a negative or negligible correlation with all Santander markets beyond Latin America, making it a key contributor to risk diversification. The imperative: faster growth Why Santander is well positioned for this environment If Europe wishes to remain a global player and make its model sustainable,€it must act urgently to raise the level of growth Dear fellow shareholders 2025 in review Sharpening the Groupˇs business model Business highlights Global Tech & Platforms AI: a structural advantage, ready to scale globally€ Sustainability: profit with purpose Looking ahead to our 2026-2028 targets Closing Lowest EPS volatility Among peers1 (1999-2025) 1.1X 1.8x7.8x 4.9x 1.3x7.5x 1.2x0.7x 3.4x 8.0x 608% 292% 141% 119% 117% 89% 43% 42% 38% 11% Profit increase 1999-2025 We build for durability We do not seek short-term advantage F igures pre-restatement as of Dec’25. Source: Bloomberg, with GAAP Criteria.  Note: Standard deviation of the quarterly EPS starting from the first available data since Jan.99. Peers: Citi, JP Morgan, BofA, Wells Fargo, Unicredit, UBS, Société Générale, BNP Paribas, ING. Peers’ figures as of 9M’25

Looking ahead to our 2026-2028 targets Looking ahead to our 2026-28 strategic cycle we see significant upside driven by ONE Transformation and the contributions of double-digit revenue growth from our network businesses: CIB, Wealth and Payment. Additionally, ONE Transformation will increase revenue and lower costs for our Retail and Openbank businesses, which represent 70% of revenue for the Group. Our priority for the UK and the US, specifically, is to integrate TSB and Webster. Across the Group we will continue rolling out and enhancing our global platforms, embedding them deeper into our markets. As we lay out the roadmap for the next 3 years, we have a clear financial North Star: we are raising our ambition for profitable growth and value creation. With hard currency exposure representing 80% of the Group´s loans,€we will accelerate growth in value creation (TNAVps+DPS) to high teens, up from a previous target of double-digit growth. Moreover, we will grow EPS by double digits from 2026 to 2028, while lowering earnings volatility even further. The continued execution of ONE Transformation, further strengthened by the acquisitions of TSB in the UK and Webster in the US, will allow us to grow profit above ¬20 billion and improve RoTE to above 20% in 2028. We will shift towards a capital-light model, which will enhance our free capital generation capacity. Throughout our plan, we will have more than ¬50 billion of capital to fund profitable growth and shareholder distributions, following a strict and disciplined capital hierarchy that underpins an ordinary payout target of 50% (increasing cash dividend to 35% from 20272 and we expect to more than double the cash dividend per share in 2028 compared with 2025) and a CET1 ratio landing target of c.13% in 2028. Financial North Star 2026-2028 targets vs. 2025. The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group’s  underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of Group underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. Execution of the shareholder remuneration policy and of the distribution to shareholders of any excess capital at the end of the 2026-2028 period remains subject to future corporate and regulatory decisions and approvals on the back of ONE Transformation from ¬130 in 2025 from ¬264 in 2025 Cost per active customer ~¬220 Customers >210mn from 180mn in 2025 from 106mn in 2025 Revenue up MSD and total costs down every year1 Gravity & One App serving >80% of retail customers Note: Figures at ¬ constant. Customers projections include TSB and Webster. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.€ 1. ¬ constant at constant perimeter (excluding Poland in 2025 and announced bolt-ons). Executive Chair’s Lette Dear fellow shareholders 2025 in review Sharpening the Groupˇs business model Business highlights Global Tech & Platforms AI: a structural advantage, ready to scale globally€ Sustainability: profit with purpose The broader context Looking ahead to our 2026-2028 targets Closing Chi ef Executive Officer’s Lette 202 5 result Sh areholder valu Abou t u Su stainabilit Ou r strateg S antander in figure Profitable growth by 2028 >¬20bn Net profit RoTE >20% Strength Payout Cash DPS >20% RoTE 50% >x2 Reinvesting capital organically Shareholder remuneration TNAVps+DPS Accelerating to High teens EPS annual growth 2026-2028 by 2028 Double digit Increase cash dividend payout to 35% from 2027 Excess >13% to be returned at the end of the plan 12-13% operating range ~13% CET1 by 20281

Note: targets by 2028, unless otherwise stated. Retail & Commercial and Openbank combined efficiency ratio. EBITDA margin. In terms of our key operational targets, we will increase operational leverage. We will grow our customer base from 180 million today to more than 210 million by 2028, growing active customers to approximately 125 million and fees per active customer by c.4%, driven by deeper customer relationships, to deliver mid-to-high single digits growth per year in fees. The roadmap to >20% RoTE Key operational targets 2028 targets on the back of ONE Transformation from ¬130 in 2025 from ¬264 in 2025 Fees per active customer ~¬135 Cost per active customer ~¬220 Customers >210mn from 180mn in 2025 from 106mn in 2025 Active customers ~125mn Revenue up MSD and total costs down every year1 Gravity & One App serving >80% of retail customers Note: Figures at ¬ constant. Customers projections include TSB and Webster. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals.€ 1. ¬ constant at constant perimeter (excluding Poland in 2025 and announced bolt-ons). ONE Transformation is the operating engine that turns scale into structural advantage. Our goal is to become a low-cost producer without compromising service quality or control. We will continue to simplify products and processes, standardize what should be common, and industrialize delivery through shared platforms and new ways of working. As we scale common capabilities across markets  and embed them into end-to-end accountability through domains  the benefits compound: faster delivery, lower unit costs and more consistent and better customer outcomes. This is how we build an operating model that supports growth with increasing efficiency and resilience through the cycle. We will accelerate growth and profitability in our network businesses by deepening collaboration across the Group and monetizing the full value chain. The strategic logic is the same across all our platforms: as volume and connectivity increase, we improve data, pricing, product design and service  strengthening both competitiveness and margins. Payment Solutions is a clear example: we are evolving Getnet from transaction processing into an intelligence-driven commerce platform, leveraging global processing, a single API and capabilities that will become increasingly important as commerce becomes more digital, more automated and more integrated into broader ecosystems. This network logic extends beyond Payment Solutions: it is about using our scale to build platforms that can win and compound across markets. Technology is how we scale execution with control. Our technology backbone is Gravity, designed to remove reliance on legacy systems and create a common distributed architecture that supports speed, resilience, reuse and efficiency. Now, we will speed up our transformation with Gravity 2.0, as stated above, advancing the implementation of global multi-tenant platforms for our core services benefiting from an AI-driven world  with AI-enabled global platforms, better data access, and the ability to deploy new capabilities across countries without rebuilding from scratch. This is ˘build once, deploy everywhere and continuously improveˇ in practice: common architectures, platforms, and IT & Operations shared services that reduce duplication and strengthen operational resilience. On top of this foundation, our AI strategy is both defensive  protecting margins and industrializing efficiency by embedding AI in software development, servicing, risk and compliance and process reinvention  and offensive, enabling new growth through better personalization, embedded finance and platform-led ecosystems. Our approach is selective, scalable and disciplined: not pilots, but capabilities deployed at scale, with clear governance and measurable impact.€ ONE Transformation Network businesses Leveraging Tech & AI built once, deployed everywhere Efficiency ratio adjusted to new criteria. Pro-forma efficiency ratio at 45.9%. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals. Cost synergies are pre-tax, annual and full run- rate expected at the end of 2028. [Cost synergies do not include restructuring costs, for c.1x cost-synergies, or amortization of CDI]. ONE Transformation CX for customer growth Simplification & Automation€ Digital availability Contact Centers via digital self service€ Leverage AI to gain primacy with customers AI to maximize cross-sell across businesses Agentic commerce >¬1bn business value generated Build once and deploy across the Group Leverage common architectures, cloud capabilities and data Global vendor consolidation Gravity 2.0 Incremental cost for growth: ¬0 Increase network collaboration revenue Reduce cost per transaction: -40% cost per payment transaction by 2028 Synergies TSB + Webster ONE Transformation Global Tech Network€ businesses 2025 45.3% ~36%~2% ~2% 2028 target2025 2025 Retail Openbank CIB Wealth Payments 2028 target Beyond 2028 Efficiency ratio1 <34% 16.3% >21% >20% ~16% >60% ~45%2 Ex. Poland 15.2% >20% Further upside from revenue and cost synergies 17% 8% 18% 61% 35%2 2025 RoTE 2025 RoTE 2025 RoTE 2025 RoTE 2025 RoTE

ONE Transformation is the operating engine that turns scale into structural advantage. Our goal is to become a low-cost producer without compromising service quality or control. We will continue to simplify products and processes, standardize what should be common, and industrialize delivery through shared platforms and new ways of working. As we scale common capabilities across markets  and embed them into end-to-end accountability through domains  the benefits compound: faster delivery, lower unit costs and more consistent and better customer outcomes. This is how we build an operating model that supports growth with increasing efficiency and resilience through the cycle. We will accelerate growth and profitability in our network businesses by deepening collaboration across the Group and monetizing the full value chain. The strategic logic is the same across all our platforms: as volume and connectivity increase, we improve data, pricing, product design and service  strengthening both competitiveness and margins. Payment Solutions is a clear example: we are evolving Getnet from transaction processing into an intelligence-driven commerce platform, leveraging global processing, a single API and capabilities that will become increasingly important as commerce becomes more digital, more automated and more integrated into broader ecosystems. This network logic extends beyond Payment Solutions: it is about using our scale to build platforms that can win and compound across markets. Technology is how we scale execution with control. Our technology backbone is Gravity, designed to remove reliance on legacy systems and create a common distributed architecture that supports speed, resilience, reuse and efficiency. Now, we will speed up our transformation with Gravity 2.0, as stated above, advancing the implementation of global multi-tenant platforms for our core services benefiting from an AI-driven world  with AI-enabled global platforms, better data access, and the ability to deploy new capabilities across countries without rebuilding from scratch. This is ˘build once, deploy everywhere and continuously improveˇ in practice: common architectures, platforms, and IT & Operations shared services that reduce duplication and strengthen operational resilience. On top of this foundation, our AI strategy is both defensive  protecting margins and industrializing efficiency by embedding AI in software development, servicing, risk and compliance and process reinvention  and offensive, enabling new growth through better personalization, embedded finance and platform-led ecosystems. Our approach is selective, scalable and disciplined: not pilots, but capabilities deployed at scale, with clear governance and measurable impact.€ ONE Transformation Network businesses Leveraging Tech & AI built once, deployed everywhere Efficiency ratio adjusted to new criteria. Pro-forma efficiency ratio at 45.9%. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals. Cost synergies are pre-tax, annual and full run- rate expected at the end of 2028. [Cost synergies do not include restructuring costs, for c.1x cost-synergies, or amortization of CDI]. ONE Transformation CX for customer growth Simplification & Automation€ Digital availability Contact Centers via digital self service€ Leverage AI to gain primacy with customers AI to maximize cross-sell across businesses Agentic commerce >¬1bn business value generated Build once and deploy across the Group Leverage common architectures, cloud capabilities and data Global vendor consolidation Gravity 2.0 Incremental cost for growth: ¬0 Increase network collaboration revenue Reduce cost per transaction: -40% cost per payment transaction by 2028 Synergies TSB + Webster ONE Transformation AI Global Tech Network€ businesses Efficiency€ Efficiency€ 2025 45.3% ~36% ~3% ~1% ~1% ~2% ~2% 2028 target2025 M&A ONE Transformation is the operating engine that turns scale into structural advantage. Our goal is to become a low-cost producer without compromising service quality or control. We will continue to simplify products and processes, standardize what should be common, and industrialize delivery through shared platforms and new ways of working. As we scale common capabilities across markets  and embed them into end-to-end accountability through domains  the benefits compound: faster delivery, lower unit costs and more consistent and better customer outcomes. This is how we build an operating model that supports growth with increasing efficiency and resilience through the cycle. We will accelerate growth and profitability in our network businesses by deepening collaboration across the Group and monetizing the full value chain. The strategic logic is the same across all our platforms: as volume and connectivity increase, we improve data, pricing, product design and service  strengthening both competitiveness and margins. Payment Solutions is a clear example: we are evolving Getnet from transaction processing into an intelligence-driven commerce platform, leveraging global processing, a single API and capabilities that will become increasingly important as commerce becomes more digital, more automated and more integrated into broader ecosystems. This network logic extends beyond Payment Solutions: it is about using our scale to build platforms that can win and compound across markets. Technology is how we scale execution with control. Our technology backbone is Gravity, designed to remove reliance on legacy systems and create a common distributed architecture that supports speed, resilience, reuse and efficiency. Now, we will speed up our transformation with Gravity 2.0, as stated above, advancing the implementation of global multi-tenant platforms for our core services benefiting from an AI-driven world  with AI-enabled global platforms, better data access, and the ability to deploy new capabilities across countries without rebuilding from scratch. This is ˘build once, deploy everywhere and continuously improveˇ in practice: common architectures, platforms, and IT & Operations shared services that reduce duplication and strengthen operational resilience. On top of this foundation, our AI strategy is both defensive  protecting margins and industrializing efficiency by embedding AI in software development, servicing, risk and compliance and process reinvention  and offensive, enabling new growth through better personalization, embedded finance and platform-led ecosystems. Our approach is selective, scalable and disciplined: not pilots, but capabilities deployed at scale, with clear governance and measurable impact.€ ONE Transformation Network businesses Leveraging Tech & AI Customer growth We will drive sustainable customer growth by combining leading local franchises built on trust, with global scale and platforms  creating a network flywheel that becomes stronger as the Group becomes more connected. The focus is clear: improve customer experience through an omnichannel journey increasingly enabled by AI-driven personalization; deepen primacy by becoming the main bank for more customers; and scale insurance as a powerful engine of relationship depth and more capital-light growth. This is how we will expand our customer base from todayˇs scale to the next level  by making Santander simpler to use, more relevant in customersˇ daily lives, and more consistent across markets. built once, deployed everywhere Efficiency ratio adjusted to new criteria. Pro-forma efficiency ratio at 45.9%. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals. Cost synergies are pre-tax, annual and full run- rate expected at the end of 2028. [Cost synergies do not include restructuring costs, for c.1x cost-synergies, or amortization of CDI]. Our unique business model and ONE Transformation, powered by our network businesses, will drive a new paradigm of growth and capital allocation € constant at constant perimeter (excluding Poland in 2025 and announced bolt-ons). TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals How we plan to deliver Customer growth ONE Transformation Network businesses Scale Customer focus Diversification Increasing RoTE Higher value creation Revenue up MSD Cost down Leveraging Tech & AI M&A Execution Disciplined capital allocation driving best-in-class profitability every year1 ONE Transformation CX for customer growth Simplification & Automation€ Digital availability Contact Centers via digital self service€ Leverage AI to gain primacy with customers AI to maximize cross-sell across businesses Agentic commerce >¬1bn business value generated Build once and deploy across the Group Leverage common architectures, cloud capabilities and data Global vendor consolidation Gravity 2.0 Incremental cost for growth: ¬0 Increase network collaboration revenue Reduce cost per transaction: -40% cost per payment transaction by 2028 Synergies TSB + Webster ONE Transformation AI Global Tech Network€ businesses Efficiency€ Efficiency€ 2025 45.3% ~36% ~3% ~1% ~1% ~2% ~2% 2028 target2025 M&A

ONE Transformation is the operating engine that turns scale into structural advantage. Our goal is to become a low-cost producer without compromising service quality or control. We will continue to simplify products and processes, standardize what should be common, and industrialize delivery through shared platforms and new ways of working. As we scale common capabilities across markets  and embed them into end-to-end accountability through domains  the benefits compound: faster delivery, lower unit costs and more consistent and better customer outcomes. This is how we build an operating model that supports growth with increasing efficiency and resilience through the cycle. We will accelerate growth and profitability in our network businesses by deepening collaboration across the Group and monetizing the full value chain. The strategic logic is the same across all our platforms: as volume and connectivity increase, we improve data, pricing, product design and service  strengthening both competitiveness and margins. Payment Solutions is a clear example: we are evolving Getnet from transaction processing into an intelligence-driven commerce platform, leveraging global processing, a single API and capabilities that will become increasingly important as commerce becomes more digital, more automated and more integrated into broader ecosystems. This network logic extends beyond Payment Solutions: it is about using our scale to build platforms that can win and compound across markets. Technology is how we scale execution with control. Our technology backbone is Gravity, designed to remove reliance on legacy systems and create a common distributed architecture that supports speed, resilience, reuse and efficiency. Now, we will speed up our transformation with Gravity 2.0, as stated above, advancing the implementation of global multi-tenant platforms for our core services benefiting from an AI-driven world  with AI-enabled global platforms, better data access, and the ability to deploy new capabilities across countries without rebuilding from scratch. This is ˘build once, deploy everywhere and continuously improveˇ in practice: common architectures, platforms, and IT & Operations shared services that reduce duplication and strengthen operational resilience. On top of this foundation, our AI strategy is both defensive  protecting margins and industrializing efficiency by embedding AI in software development, servicing, risk and compliance and process reinvention  and offensive, enabling new growth through better personalization, embedded finance and platform-led ecosystems. Our approach is selective, scalable and disciplined: not pilots, but capabilities deployed at scale, with clear governance and measurable impact.€ ONE Transformation Network businesses Leveraging Tech & AI built once, deployed everywhere Efficiency ratio adjusted to new criteria. Pro-forma efficiency ratio at 45.9%. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals. Cost synergies are pre-tax, annual and full run- rate expected at the end of 2028. [Cost synergies do not include restructuring costs, for c.1x cost-synergies, or amortization of CDI]. ONE Transformation CX for customer growth Simplification & Automation€ Digital availability Contact Centers via digital self service€ Leverage AI to gain primacy with customers AI to maximize cross-sell across businesses Agentic commerce Build once and deploy across the Group Leverage common architectures, cloud capabilities and data Global vendor consolidation Gravity 2.0 Incremental cost for growth: ¬0 Increase network collaboration revenue Reduce cost per transaction: -40% cost per payment transaction by 2028 Synergies TSB + Webster ONE Transformation is the operating engine that turns scale into structural advantage. Our goal is to become a low-cost producer without compromising service quality or control. We will continue to simplify products and processes, standardize what should be common, and industrialize delivery through shared platforms and new ways of working. As we scale common capabilities across markets  and embed them into end-to-end accountability through domains  the benefits compound: faster delivery, lower unit costs and more consistent and better customer outcomes. This is how we build an operating model that supports growth with increasing efficiency and resilience through the cycle. We will accelerate growth and profitability in our network businesses by deepening collaboration across the Group and monetizing the full value chain. The strategic logic is the same across all our platforms: as volume and connectivity increase, we improve data, pricing, product design and service  strengthening both competitiveness and margins. Payment Solutions is a clear example: we are evolving Getnet from transaction processing into an intelligence-driven commerce platform, leveraging global processing, a single API and capabilities that will become increasingly important as commerce becomes more digital, more automated and more integrated into broader ecosystems. This network logic extends beyond Payment Solutions: it is about using our scale to build platforms that can win and compound across markets. Technology is how we scale execution with control. Our technology backbone is Gravity, designed to remove reliance on legacy systems and create a common distributed architecture that supports speed, resilience, reuse and efficiency. Now, we will speed up our transformation with Gravity 2.0, as stated above, advancing the implementation of global multi-tenant platforms for our core services benefiting from an AI-driven world  with AI-enabled global platforms, better data access, and the ability to deploy new capabilities across countries without rebuilding from scratch. This is ˘build once, deploy everywhere and continuously improveˇ in practice: common architectures, platforms, and IT & Operations shared services that reduce duplication and strengthen operational resilience. On top of this foundation, our AI strategy is both defensive  protecting margins and industrializing efficiency by embedding AI in software development, servicing, risk and compliance and process reinvention  and offensive, enabling new growth through better personalization, embedded finance and platform-led ecosystems. Our approach is selective, scalable and disciplined: not pilots, but capabilities deployed at scale, with clear governance and measurable impact.€ ONE Transformation Network businesses Leveraging Tech & AI Customer growth We will drive sustainable customer growth by combining leading local franchises built on trust, with global scale and platforms  creating a network flywheel that becomes stronger as the Group becomes more connected. The focus is clear: improve customer experience through an omnichannel journey increasingly enabled by AI-driven personalization; deepen primacy by becoming the main bank for more customers; and scale insurance as a powerful engine of relationship depth and more capital-light growth. This is how we will expand our customer base from todayˇs scale to the next level  by making Santander simpler to use, more relevant in customersˇ daily lives, and more consistent across markets. built once, deployed everywhere Efficiency ratio adjusted to new criteria. Pro-forma efficiency ratio at 45.9%. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals. Cost synergies are pre-tax, annual and full run- rate expected at the end of 2028. [Cost synergies do not include restructuring costs, for c.1x cost-synergies, or amortization of CDI]. Our unique business model and ONE Transformation, powered by our network businesses, will drive a new paradigm of growth and capital allocation constant at constant perimeter excluding Poland in 2025 and announced bolt-ons. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals How we plan to deliver ONE Transformation CX for customer growth Simplification & Automation€ Digital availability Contact Centers via digital self service€ Leverage AI to gain primacy with customers AI to maximize cross-sell across businesses Agentic commerce Build once and deploy across the Group Leverage common architectures, cloud capabilities and data Global vendor consolidation Gravity 2.0 Incremental cost for growth: ¬0 Increase network collaboration revenue Reduce cost per transaction: -40% cost per payment transaction by 2028 Synergies TSB + Webster

ONE Transformation is the operating engine that turns scale into structural advantage. Our goal is to become a low-cost producer without compromising service quality or control. We will continue to simplify products and processes, standardize what should be common, and industrialize delivery through shared platforms and new ways of working. As we scale common capabilities across markets  and embed them into end-to-end accountability through domains  the benefits compound: faster delivery, lower unit costs and more consistent and better customer outcomes. This is how we build an operating model that supports growth with increasing efficiency and resilience through the cycle. We will accelerate growth and profitability in our network businesses by deepening collaboration across the Group and monetizing the full value chain. The strategic logic is the same across all our platforms: as volume and connectivity increase, we improve data, pricing, product design and service  strengthening both competitiveness and margins. Payment Solutions is a clear example: we are evolving Getnet from transaction processing into an intelligence-driven commerce platform, leveraging global processing, a single API and capabilities that will become increasingly important as commerce becomes more digital, more automated and more integrated into broader ecosystems. This network logic extends beyond Payment Solutions: it is about using our scale to build platforms that can win and compound across markets. Technology is how we scale execution with control. Our technology backbone is Gravity, designed to remove reliance on legacy systems and create a common distributed architecture that supports speed, resilience, reuse and efficiency. Now, we will speed up our transformation with Gravity 2.0, as stated above, advancing the implementation of global multi-tenant platforms for our core services benefiting from an AI-driven world  with AI-enabled global platforms, better data access, and the ability to deploy new capabilities across countries without rebuilding from scratch. This is ˘build once, deploy everywhere and continuously improveˇ in practice: common architectures, platforms, and IT & Operations shared services that reduce duplication and strengthen operational resilience. On top of this foundation, our AI strategy is both defensive  protecting margins and industrializing efficiency by embedding AI in software development, servicing, risk and compliance and process reinvention  and offensive, enabling new growth through better personalization, embedded finance and platform-led ecosystems. Our approach is selective, scalable and disciplined: not pilots, but capabilities deployed at scale, with clear governance and measurable impact.€ built once, deployed everywhere Efficiency ratio adjusted to new criteria. Pro-forma efficiency ratio at 45.9%. TSB and Webster transactions pending completion and subject to customary conditions including regulatory and, for Webster also shareholder approvals. Cost synergies are pre-tax, annual and full run- rate expected at the end of 2028. [Cost synergies do not include restructuring costs, for c.1x cost-synergies, or amortization of CDI]. CX for customer growth Simplification & Automation€ Digital availability Contact Centers via digital self service€ Leverage AI to gain primacy with customers AI to maximize cross-sell across businesses Agentic commerce >¬1bn business value generated Build once and deploy across the Group Leverage common architectures, cloud capabilities and data Global vendor consolidation Gravity 2.0 Incremental cost for growth: ¬0 Increase network collaboration revenue Reduce cost per transaction: -40% cost per payment transaction by 2028 Synergies TSB + Webster ONE Transformation Global Tech Network€ businesses Efficiency€ Efficiency€ ~2% ~2% 2028 target Ana Botín Executive Chair Santander Closing As we close this strategic cycle, we do so from a position of strength  a simpler, more effective, and more predictable bank, ready to seize new opportunities. Having delivered on all our commitments, we are setting the bar even higher. As we enter the next phase, we are confident we will again deliver, not only because of our strategy and targets, but because of our team and the way we work. In an era defined by rapid technological change, our success will be determined by leadership, culture and execution  the ability to make decisions quickly, align teams around common platforms, and deliver consistently with strong controls. We have the team, the culture and the discipline to continue being a winning company and to keep earning the trust of customers and shareholders through the cycle. Thank you, our shareholders, for your continued confidence in our vision and strategy, and for your support. The commitment of the Santander team is to continue delivering sustainable growth, creating value, and helping even more people and businesses to prosper. Executive Chair’s Lette Dear fellow shareholders 2025 in review Sharpening the Groupˇs business model Business highlights Global Tech & Platforms AI: a structural advantage, ready to scale globally€ Sustainability: profit with purpose The broader context Looking ahead to our 2026-2028 targets Closing Chief Executive Officer’s Lette 2025 result Shareholder valu About u Sustainabilit Our strate g Santander in figure

NO OFFER OR SOLICITATION This communication€does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section€10 of the Securities Act of 1933, as amended (the ˝Securities Act˛). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever. FORWARD-LOOKING STATEMENTS This communication contains statements that constitute ˝forward-looking statements˛ within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as ˝achieve,˛ ˝anticipate,˛ ˝assume,˛ ˝believe,˛ ˝could,˛ ˝deliver,˛ ˝drive,˛ ˝enhance,˛ ˝estimate,˛ ˝expect,˛ ˝focus,˛ ˝future,˛ ˝goal,˛ ˝grow,˛ ˝guidance,˛ ˝intend,˛ ˝may,˛ ˝might,˛ ˝plan,˛ ˝position,˛ ˝potential,˛ ˝predict,˛ ˝project,˛ ˝opportunity,˛ ˝outlook,˛ ˝should,˛ ˝strategy,˛ ˝target,˛ ˝trajectory,˛ ˝trend,˛ ˝will,˛ ˝would,˛ and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward-looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements. € Webster Financial Corporationˇs (˝Webster˛) and Banco Santander S.A.ˇs (˝Banco Santander˛) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Websterˇs and Banco Santanderˇs actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Websterˇs and Banco Santanderˇs filings with the U.S. Securities and Exchange Commission (the ˝SEC˛): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the ˝Transaction˛) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4)€the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the partiesˇ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Websterˇs operations with€Banco€Santanderˇs will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each partyˇs businesses into the otherˇs businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Websterˇs or€Banco€Santanderˇs customers, employees, vendors, contractors or other business partners,€including those resulting from the announcement or completion of the Transaction;€(11) the dilution caused by Banco Santanderˇs issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (˝ADSs˛), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Websterˇs common stock and Banco Santanderˇs ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or€Banco€Santander;€(14) the extent to which Websterˇs or Santanderˇs businesses perform consistent with managementˇs expectations; (15) Websterˇs and Banco Santanderˇs ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Websterˇs or Banco Santanderˇs customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined companyˇs business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.€ € Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law.€ These and other important factors, including those discussed under ˝Risk Factors˛ in Websterˇs Annual Report on Form€10-K€for the year ended€December€31, 2024 (available at:€h https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000004/wbs-20241231.htm) ), and Banco Santanderˇs Annual Report on Form 20-F for the year ended December 31, 2024 (available at:€h https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm)), as well as Websterˇs and Banco Santanderˇs subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT€THE€TRANSACTION AND WHERE TO FIND IT INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at€h http://www.sec.gov€€or by contacting the investor relations department of Webster and Banco Santander at: Webster Financial Corporation 200 Elm Street Stamford, Connecticut 06902 Attention:€ Investor Relations e eharmon@websterbank.com ( (212) 309-7646 Banco Santander, S.A Ciudad Grupo Santander 28660 Boadilla del Monte Spain(Attention:€Investor Relations i investor@gruposantander.com + +34 912899239 PARTICIPANTS IN THE SOLICITATION Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Websterˇs definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled ˝Director Nominees˛, ˝Director Independence˛, ˝Non-Employee Director Compensation and Stock Ownership Guidelines˛, ˝Compensation and Human Resources Committee Interlocks and Insider Participation˛, ˝Executive Compensation˛, ˝2024 Pay Versus Performance˛ and ˝Security Ownership of Certain Beneficial Owners and Management˛, which was filed with the SEC on April 11, 2025 and is available at€h https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, , and (ii) Banco Santanderˇs Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled ˝Directors and Senior Management˛, ˝Compensation˛, ˝Share Ownership˛ and ˝Majority Shareholders and Related Party Transactions˛, which was filed with the SEC on February 28, 2025 and is available at€h https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm. .€ To the extent holdings of each of Websterˇs or Banco Santanderˇs securities by its directors or executive officers have changed since the amounts set forth in Websterˇs definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Banco Santanderˇs Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Websterˇs Statements of Change of Ownership on Form 4 filed with the SEC and on Banco Santanderˇs Annual Report on Form 20-F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus of Webster and Banco Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at€h https://www.sec.gov.